# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innoviz Technologies Ltd., CIK 0001835654
CUSIP: M5R635108
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 5 Uri Ariav Street, Bldg. C, Nitzba 300, Rosh HaAin, Israel (L3), 4809202
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001907618

## Reporting persons
- Yahal Zilka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 83,411; shared voting power 0; sole dispositive power 83,411; shared dispositive power 0; aggregate amount beneficially owned 83,411 (0.05% of the class)
- Modi Rosen: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Magma Venture Partners General Partner Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Magma Venture Capital Management IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Magma Venture Capital IV CEO Fund, L.P: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Magma Venture Capital IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Innoviz Technologies Ltd.
Address of issuer's principal executive offices: 5 Uri Ariav Street, Bldg. C Nitzba 300 Rosh HaAin, 4809202, Israel

## Item 2. Person Filing
Name of person filing:
(a) Magma Venture Capital IV CEO Fund, L.P. ("Magma IV CEO");

(b) Magma Venture Capital IV, L.P. ("Magma IV");

(c) Magma Venture Capital Management IV, L.P. ("Magma Management IV"), the sole general partner of Magma IV CEO and Magma IV;

(d) Magma Venture Partners General Partner Ltd. ("Magma General Partner"), the sole general partner of Magma Management IV;

(e) Yahal Zilka, the beneficial owner of 50% of the outstanding shares of Magma General Partner;

(f) Modi Rosen, the beneficial owner of 50% of the outstanding shares of Magma General Partner.

Magma IV CEO and Magma IV (collectively, the "Funds") directly own the Shares reported in this Amendment.

Each of Magma IV CEO, Magma IV, Magma Management IV, Magma General Partner, Yahal Zilka and Modi Rosen is sometimes individually referred to herein as a "Reporting Person," and collectively they are referred to as the "Reporting Persons".

This Amendment No. 3 to Schedule 13G is being filed for the sole purpose of correcting the number of ordinary shares of the Issuer held by Yahal Zilka as of December 31, 2023 (as compared to what was reported in Amendment No. 2 to the Schedule 13G, filed by the Reporting Persons on February 13, 2024). As reported herein, Yahal Zilka beneficially owned 83,411 ordinary shares, or 0.05% of the outstanding ordinary shares, as of December 31, 2023. No other changes have been made herein to the holdings of the Reporting Persons reported in Amendment No. 2.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons:

c/o 22 Rothschild Blvd.
25th floor
Tel Aviv, 6688218, Israel
Citizenship:
Magma General Partner -- Israel

Magma Management IV -- Cayman Islands

Magma IV CEO -- Cayman Islands

Magma IV -- Cayman Islands

Yahal Zilka -- Israel and United States of America

Modi Rosen -- Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Reporting Persons beneficially owned ordinary shares of the Issuer as follows as of December 31, 2023:

Magma General Partner -- 0 ordinary shares

Magma Management IV -- 0 ordinary shares

Magma IV CEO -- 0 ordinary shares

Magma IV -- 0 ordinary shares

Yahal Zilka -- 83,411 ordinary shares

Modi Rosen: 0 ordinary shares
Percent of class:
The percentages appearing in this Amendment No. 3 to Schedule 13G are based on a total of 164,890,091 ordinary shares of the Issuer issued and outstanding as of November 6, 2023, as reported by the Issuer in the proxy statement for its annual general meeting of shareholders, attached as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K furnished to the SEC on November 7, 2023.

As of December 31, 2023:

Magma General Partner -- 0%

Magma Management IV -- 0%

Magma IV CEO -- 0%

Magma IV -- 0%

Yahal Zilka -- 0.05%

Modi Rosen: 0%
Sole power to vote or to direct the vote: See Cover Pages- Row 5.
Shared power to vote or to direct the vote: See Cover Pages- Row 6.
Sole power to dispose or to direct the disposition: See Cover Pages- Row 7
Shared power to dispose or to direct the disposition: See Cover Pages- Row 8

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 1 to the original Schedule 13G filed by the Reporting Persons on February 8, 2022)

## Signatures
- Yahal Zilka: /s/ Yahal Zilka, YAHAL ZILKA (04/02/2025)
- Modi Rosen: /s/ Modi Rosen, MODI ROSEN (04/02/2025)
- Magma Venture Partners General Partner Ltd.: /s/ Yahal Zilka, Yahal Zilka (04/02/2025)
- Magma Venture Partners General Partner Ltd.: /s/ Modi Rosen, Modi Rosen (04/02/2025)
- Magma Venture Capital Management IV, L.P.: /s/ Yahal Zilka and Modi Rosen, Yahal Zilka and Modi Rosen/Directors (04/02/2025)
- Magma Venture Capital IV CEO Fund, L.P: /s/ Yahal Zilka and Modi Rosen, Yahal Zilka and Modi Rosen/Directors (04/02/2025)
- Magma Venture Capital IV, L.P.: /s/ Yahal Zilka and Modi Rosen, Yahal Zilka and Modi Rosen/Directors (04/02/2025)